DC

NO ACT
P.E. 6-22-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
W[redacted]010

DIVISION OF
CORPORATION FINANCE

07069054

RECD S.E.C.
JUN 2 9 2007
1086

June 29, 2007

Steven A. Rosenblum
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/29/2007

Re: General Mills, Inc.

Dear Mr. Rosenblum:

This is in regard to your letter dated June 22, 2007 concerning the shareholder proposal submitted by Lucian Bebchuk for inclusion in General Mills' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that General Mills therefore withdraws its May 22, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu

Ted Yu
Special Counsel

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

PROCESSED
JUL 1 0 2007
THOMSON
FINANCIAL

3

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000

DIRECT DIAL: (212) 403-1221
DIRECT FAX: (212) 403-2221
E-MAIL: SAROSENBLUM@WLRK.COM

May 22, 2007

<u>VIA E-MAIL AND COURIER</u>

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

E-mail: cfletters@sec.gov

Re: General Mills, Inc.
Omission of Shareholder Proposal Submitted by Lucian Bebchuk

Ladies and Gentlemen:

We are acting as special counsel to General Mills, Inc. ("General Mills"), a Delaware corporation, in connection with the matter set forth in this letter. We submit this letter to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") on behalf of General Mills, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We request that the Staff concur with General Mills' view that the proposed shareholder resolution (the "Proposal") and accompanying statement of support received on April 11, 2007, from Professor Lucian Bebchuk (the "Proponent") may be properly omitted from the proxy materials to be distributed in connection with General Mills' 2007 Annual Meeting of Stockholders (the "2007 Proxy Materials"), in reliance on Rules 14a-8(i)(2) and 14a-8(i)(1) under the Exchange Act.

The Proposal is as follows:

> It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, and Article VII of the Company's By-laws, the Company's By-laws are hereby amended by adding a new Section 18 to Article II as follows:
>
> > **Section 18. Stockholder Ratification Of Certain Director Compensation**
> >
> > (a) Notwithstanding any provision in these by-laws to the contrary, ratification by the stockholders shall be required for the payment of compensation to any non-employee director that would cause the total compensation paid to such director since the corporation's preceding annual meeting to exceed $120,000, inclusive of cash and equity-based compensation. To the extent that such stockholder ratification is not obtained in advance, the board of directors may authorize the payment of such compensation to a non-employee director provided that the director agrees to promptly return any such payment(s) in excess of $120,000 to the corporation in the event that stockholder ratification is not obtained prior to or at the next annual meeting following the date of such payment(s).
> >
> > (b) Subsection (a) of this section shall not apply if the corporation (i) did not have a stockholder rights plan with a term exceeding one year at any time during the period between the preceding annual meeting and the time of such payment, or (ii) any such plan was ratified by the stockholders. Subsection (a) of this section shall also not apply to the payment of any compensation pursuant to contractual agreements entered into prior to the effective date of this section.
> >
> > (c) Stockholder rights plan, as referred to in this section, shall mean any stockholder rights plan, rights agreement or any other form of "poison pill" that is designed to or has the effect of making an acquisition of large holdings of the corporation's shares of stock more difficult or expensive.

> (d) Nothing in this section should be construed to permit or validate decisions to adopt or maintain a stockholder rights plans [sic] that would otherwise be prohibited or invalid.

This By-law Amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article VII of the Company's By-laws.

A copy of the Proposal and the accompanying supporting statement are attached hereto as Exhibit A.

Grounds for Omission

General Mills believes that it may omit the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(2) and 14a-8(i)(1) under the Exchange Act. As described in more detail below, the proposed bylaw would, if adopted, violate several provisions of state law, as well as fundamental doctrines set forth by the Delaware courts regarding board discretion, fiduciary duty, and the permissible scope of bylaws. In addition, if adopted, the proposed bylaw would be invalid because it would accomplish an inequitable purpose. General Mills' view is supported by the opinion of a leading Delaware law firm, Richards, Layton & Finger, P.A. (the "Richards Layton Opinion"), which opinion is attached hereto as Exhibit B. The Richards Layton Opinion concludes that the proposed bylaw, if adopted by the shareholders, would be invalid under Delaware law. The Proposal seeks to amend General Mills' bylaws in a manner that would unlawfully affect a director's decision on the adoption of a rights plan, by creating direct implications for the unrelated matter of the director's compensation. For the reasons summarized below and discussed in greater detail in the Richards Layton Opinion, General Mills believes that the constraints sought to be imposed by the Proposal would violate Delaware law, making the Proposal an improper subject for shareholder action.

A. The Proposal is excludable pursuant to Rule 14a-8(i)(2) because, if adopted, it would cause the Company to violate Delaware law.

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy materials if it would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject." Section 141(a) of the Delaware General Corporation Law (the "DGCL") confers authority on a corporation's board of directors to manage the business and affairs of the corporation, and subjects this authority only to provisions of the DGCL itself and to provisions of the company's certificate of incorporation. It is a fundamental precept of Delaware law that Section 141(a) of the DGCL gives directors, not shareholders, the ultimate power and duty to manage the corporation. Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); Quickturn Design

Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998); Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom., Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981). Within the ambit of this authority is the power to institute a rights plan. Moran v. Household Int'l, Inc., 500 A.2d 1346 (Del. 1985); Revlon, Inc. v. MacAndrews & Forbes Holdings, 506 A.2d 173 (Del. 1985).

Article VI of General Mills' Certificate of Incorporation (the "Certificate"), a copy of which is set forth as Exhibit C hereto, provides, in turn, that "[t]he business of this Corporation shall be managed by its Board of Directors." Any limitations on the Section 141(a) powers of the board could only be accomplished through an amendment to this provision of the Certificate. Pursuant to Section 242(b)(1) of the DGCL, such an amendment would require approval by the board and shareholders. The Proposal, if adopted, would thus be invalid under Delaware law because it would purport to override, by operation of a bylaw, a provision of General Mills' existing Certificate. Shareholder adoption of a bylaw that is inconsistent with the Certificate would violate Section 109(b) of the DGCL.

Additionally, if adopted, the proposed bylaw would accomplish an inequitable purpose. The Proposal seeks to use Section 141(h) of the DGCL, an enabling provision that relates to director compensation, to create a conflict of interest for General Mills' non-employee directors, by conditioning their compensation on the outcome of their vote with respect to a specific matter. Although phrased as a restriction on director compensation, the approved Proposal would prevent the board from freely exercising the judgment within its purview under Delaware law on decisions that are of fundamental importance to General Mills.

Accordingly, the Proposal would violate state law and is therefore excludable under Rule 14a-8(i)(2).

B. The Proposal is excludable pursuant to Rule 14a-8(i)(1) because it is an improper subject for action by shareholders under Delaware law.

Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." A Note accompanying Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." This Proposal is not merely precatory; it is an attempt to adopt a binding bylaw that would infringe upon the management authority vested in the board. If implemented, the Proposal would cause General Mills to violate Delaware law, and is therefore an improper subject for shareholder action. Although Section 141(h) of the DGCL permits a company's bylaws to restrict the directors' power to set director compensation, Section 141(a) of the DGCL and the Certificate empower the board to manage the business and affairs of General Mills. The DGCL sets forth the permitted scope of bylaws, but requires that any bylaw provision be "not inconsistent with law or with the certificate of incorporation." DGCL § 109(b). A bylaw that fails to meet this basic requirement is void. Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985).

Moreover, by directly linking compensation to a specific act to be taken (or not to be taken) in the discharge of a director's duties, the Proposal gratuitously creates a conflict of interests for an affected director. The effect of the Proposal, if not its goal, is to influence the board's judgment in the discharge of its fiduciary duties. To coerce the board in this manner would effectively usurp the board's managerial authority, placing the Proposal outside the realm of proper shareholder action. Delaware law prohibits not only the usurpation of the board's duties and powers, but also impermissible limitations on a director's ability to use his or her best judgment to manage the corporation. Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996); Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956). As a result, the Proposal is excludable pursuant to Rule 14a-8(i)(1).

Conclusion

Based upon the foregoing and the Richards Layton Opinion, we respectfully request that the Staff concur with General Mills' view that the Proposal may be properly omitted from the 2007 Proxy Materials, in reliance on Rules 14a-8(i)(2) and 14a-8(i)(1).

Pursuant to guidance set forth on the Commission's web site, we are submitting this letter electronically via e-mail with six confirmatory hard copies to be sent concurrently to the Staff by mail. In addition, pursuant to Rule 14a-8(j)(1), we are sending a copy of this letter and its exhibits to Proponent as notice of General Mills' intention to omit the Proposal, including the accompanying supporting statement, from its 2007 Proxy Materials. General Mills intends to file with the Securities and Exchange Commission its definitive proxy statement and form of proxy for the 2007 Annual Meeting no earlier than 80 days after this date.

If the Staff disagrees with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you before the determination of the Staff's final position. Please call me at 212-403-1221 if you have any questions regarding this matter.

Very truly yours,

Steven A. Rosenblum

Exhibit A

Professor Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

April 11, 2007

<u>VIA FACSIMILE</u>

Corporate Secretary
General Mills, Inc.
P.O. Box 1113
Minneapolis, Minnesota 55440

Re: Shareholder Proposal of Lucian Bebchuk

To whom it may concern:

I am the owner of 70 shares of common stock of General Mills, Inc. (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2007 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2007 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, and Article VII of the Company's By-laws, the Company's By-laws are hereby amended by adding a new Section 18 to Article II as follows:

Section 18. Stockholder Ratification Of Certain Director Compensation

(a) Notwithstanding any provision in these by-laws to the contrary, ratification by the stockholders shall be required for the payment of compensation to any non-employee director that would cause the total compensation paid to such director since the corporation's preceding annual meeting to exceed $120,000, inclusive of cash and equity-based compensation. To the extent that such stockholder ratification is not obtained in advance, the board of directors may authorize the payment of such compensation to a non-employee director provided that the director agrees to promptly return any such payment(s) in excess of $120,000 to the corporation in the event that stockholder ratification is not obtained prior to or at the next annual meeting following the date of such payment(s).

(b) Subsection (a) of this section shall not apply if the corporation (i) did not have a stockholder rights plan with a term exceeding one year at any time during the period between the preceding annual meeting and the time of such payment, or (ii) any such plan was ratified by the stockholders. Subsection (a) of this section shall also not apply to the payment of any compensation pursuant to contractual agreements entered into prior to the effective date of this section.

(c) Stockholder rights plan, as referred to in this section, shall mean any stockholder rights plan, rights agreement or any other form of "poison pill" that is designed to or has the effect of making an acquisition of large holdings of the corporation's shares of stock more difficult or expensive.

(d) Nothing in this section should be construed to permit or validate decisions to adopt or maintain a stockholder rights plans that would otherwise be prohibited or invalid.

This By-law Amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article VII of the Company's By-laws.

SUPPORTING STATEMENT

Statement of Professor Lucian Bebchuk: In my view, allowing directors to set their own compensation is problematic, particularly where there are significant impediments to a change of control over the corporation. I therefore believe that requiring stockholder ratification of non-employee director compensation in excess of $120,000 could be desirable when the directors have elected to adopt or maintain a poison pill with a term exceeding one year without obtaining stockholder approval.

The proposed By-law amendment would not preclude directors from receiving appropriate compensation, but would only require in certain circumstances that shareholder ratification for non-employee director compensation exceeding $120,000 be obtained prior to or at the Company's next annual meeting.

I urge you to vote "yes" to support the adoption of this proposal.

Exhibit B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

May 22, 2007

General Mills, Inc.
P.O. Box 1113
Minneapolis, Minnesota 55440

Re: Bylaw Amendment Proposal Submitted By Lucian Bebchuk

Ladies and Gentlemen:

We have acted as special Delaware counsel to General Mills, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Lucian Bebchuk (the "Proponent") that the Proponent intends to present at the Company's 2007 annual meeting of stockholders (the "2007 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as amended through October 31, 2001 (the "Certificate of Incorporation");

(ii) the By-Laws of the Company, as amended through December 11, 2006; and

(iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, and Article VII of the Company's By-laws, the Company's By-laws are hereby amended by adding a new Section 18 to Article II as follows:

Section 18. Stockholder Ratification Of Certain Director Compensation

(a) Notwithstanding any provision in these by-laws to the contrary, ratification by the stockholders shall be required for the payment of compensation to any non-employee director that would cause the total compensation paid to such director since the corporation's preceding annual meeting to exceed $120,000, inclusive of cash and equity-based compensation. To the extent that such stockholder ratification is not obtained in advance, the board of directors may authorize the payment of such compensation to a non-employee director provided that the director agrees to promptly return any such payment(s) in excess of $120,000 to the corporation in the event that stockholder ratification is not obtained prior to or at the next annual meeting following the date of such payment(s).

(b) Subsection (a) of this section shall not apply if the corporation (i) did not have a stockholder rights plan with a term exceeding one year at any time during the period between the preceding annual meeting and the time of such payment, or (ii) any such plan was ratified by the stockholders. Subsection (a) of this section shall also not apply to the payment of any compensation pursuant to contractual agreements entered into prior to the effective date of this section.

> (c) Stockholder rights plan, as referred to in this section, shall mean any stockholder rights plan, rights agreement or any other form of "poison pill" that is designed to or has the effect of making an acquisition of large holdings of the corporation's shares of stock more difficult or expensive.
>
> (d) Nothing in this section should be construed to permit or validate decisions to adopt or maintain a stockholder rights plans [sic] that would otherwise be prohibited or invalid.
>
> This By-law Amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article VII of the Company's By-laws.

The bylaw proposed for adoption pursuant to the Proposal (the "Proposed Bylaw") generally requires that, where the total compensation paid to a non-employee director during a specified period exceeds a threshold amount, all payments in excess of such threshold amount must be ratified by the stockholders. Such restrictions on non-employee director compensation, however, only apply if the Company has adopted or maintains certain stockholder rights plans. Thus, the Proposed Bylaw subjects the decisions of the Company's board of directors (the "Board") regarding the level of non-employee director compensation to further stockholder approval only where the Board has determined to adopt or maintain any stockholder rights plan that the Proponent has determined to be inappropriate (each such stockholder rights plan, a "Proponent Restricted Rights Plan").

The Company is considering excluding the Proposal from the Proxy Statement for the 2007 Annual Meeting under Rules 14a-8(i)(1) and 14a-8(i)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 14a-8(i)(1) of the Exchange Act provides that a corporation may exclude a stockholder proposal that is not a proper subject for action by the corporation's stockholders under the laws of the jurisdiction of the corporation's organization. Rule 14a-8(i)(2) of the Exchange Act provides that a corporation may exclude a stockholder proposal that, if adopted by the stockholders, would cause the corporation to violate applicable state, federal or foreign law. In this connection, you have requested our opinion as to (i) whether the Proposed Bylaw, if adopted by the Company's stockholders, would violate Delaware law, and (ii) whether the Proposal is a proper subject for action by the Company's stockholders at the 2007 Annual Meeting under Delaware law.

Discussion

There is no Delaware case that specifically addresses the validity of the Proposed Bylaw or a similar bylaw. Accordingly, we start from the proposition that, as a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in Section 109(b) of the General Corporation Law, which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b) (emphasis added). We turn, therefore, to consideration of whether the Proposed Bylaw is "inconsistent with law or with the certificate of incorporation."

I. THE PROPOSED BYLAW, IF ADOPTED, WOULD CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

A. The Proposed Bylaw, If Adopted, Would Accomplish an Inequitable Purpose.

Although certain features of the Proposed Bylaw taken in isolation could be viewed as permissible under the General Corporation Law, the Proposed Bylaw, if adopted, would accomplish an inequitable purpose and therefore would be invalid under Delaware law. On its face, the Proposed Bylaw, which is captioned "Stockholder Ratification Of Certain Director Compensation," appears to impose restrictions on the level of compensation paid to non-employee directors. Under Section 141(h) of the General Corporation Law, director compensation is fixed by the board of directors unless otherwise restricted by the certificate of incorporation or the bylaws. 8 Del. C. § 141(h). Thus, Section 141(h) contemplates that director compensation may be regulated through the bylaws, and, as discussed below, stockholders generally have the authority to adopt, amend or repeal the bylaws. The Proposed Bylaw, however, is far from being merely a "restriction" on director compensation. Rather, the Proposed Bylaw seeks to use an enabling provision of the General Corporation Law relating to director compensation matters to further the inequitable purposes of creating a conflict of interest for the Company's non-employee directors with respect to a matter of fundamental importance for the Company and improperly influencing director voting on important matters of corporate policy within the purview of the Board by conditioning the compensation of directors on the outcome of their vote on such matters. The Proposed Bylaw conditions the level of compensation that may be received by a non-employee director, without further stockholder action, on the Board's decision to adopt or maintain a Proponent Restricted Rights Plan. The Proposed Bylaw thereby manufactures a personal interest that would influence (or could be alleged to influence) a non-employee director's decision, in the exercise of his or her fiduciary duties, to adopt or maintain a Proponent Restricted Rights Plan, regardless of such director's views as to whether the adoption or maintenance of any such plan is in the best interests of the Company and its stockholders. This calls into question whether there would exist any disinterested directors on the Board with respect to decisions relating to a stockholder rights plan and, consequently, whether any such decisions of the Board would be entitled to the presumption of the business judgment rule. Accordingly, we believe that a Delaware court, when addressing the validity of the Proposed Bylaw, would view the restrictions on compensation as a veiled attempt to restrict the Board's ability to freely consider whether to adopt or maintain a Proponent Restricted Rights Plan -- a decision which Delaware courts have squarely determined to be a function solely addressed to the Board.

The Delaware Court of Chancery has held, in the context of bylaw amendments, that inequitable action does not become permissible simply because it is legally possible. Hollinger v. Black, 844 A.2d 1022, 1080 (Del. Ch. 2004), reff'd, 872 A.2d 559 (Del. 2005); Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401 (Del. 1985). In Hollinger, the Court found bylaws adopted by a majority stockholder invalid even though the provisions thereof did not violate any provisions of the General Corporation Law, because such bylaws "were clearly adopted for an inequitable purpose" and would have had "an inequitable effect." Hollinger, 844 A.2d at 1080. The bylaws at issue in Hollinger, which were adopted by the majority stockholder, sought to impose a unanimous quorum requirement on the board and to require unanimous board approval for certain decisions. As with the portions of the Proposed Bylaw seeking to restrict director compensation, the bylaws at issue in Hollinger were permissible under the General Corporation Law. The Court found, however, that the bylaws were enacted for the purpose of disabling the company's board from entering into certain transactions and from "utilizing the tools available to the board under the DGCL." Id. at 1081. The Court invalidated the bylaws to prevent the majority stockholder "from inequitably disabling the [company's] board from taking effective action at the board level that is within the authority granted to the board by § 141 and other provisions of the DGCL." Id. at 1082. As with the bylaw at issue in Hollinger, the Proposed Bylaw would be invalid because it would operate as an inequitable restriction on the non-employee directors' ability to freely consider whether to utilize one of the most effective tools available to it under the General Corporation Law -- an appropriately crafted stockholder rights plan -- to respond to a coercive or abusive takeover in a manner that such directors believe to be in the best interests of the Company and its stockholders, without penalty and without undue concern that any action taken thereby would be attacked as being tainted by personal interest.

The Proposed Bylaw is also inequitable in that, by linking the compensation of non-employee directors to their decision to adopt or maintain a Proponent Restricted Rights Plan, it seeks to deny such directors the presumption of the business judgment rule.[1] The Delaware courts have long noted that, where the business judgment rule applies, the business decisions of directors "will not be disturbed if they can be attributed to any rational business purpose." Sinclair Oil Corp. v. Levien, 280 A.2d 717, 720 (Del. 1971). The public policy underlying the business judgment rule is that a court ordinarily should not "substitute its own notions of what is or is not sound business judgment." Id. The Delaware courts have noted that the presumption of the business judgment rule "initially attaches to a director-approved transaction . . . in the absence of any evidence of fraud, bad faith, or self-dealing in the usual sense of personal profit or betterment."). Citron v. Fairchild Camera & Instrument Corp., 569 A.2d 53, 64 (Del. 1989). By attempting to create a motive of "personal profit" (i.e., the right to receive certain compensation) that would arguably attach to the non-employee directors' decision with respect to the adoption or maintenance of a Proponent Restricted Rights Plan, the Proposed Bylaw seeks to subvert the ability of such directors to obtain the presumption of the business judgment rule

[1] The business judgment rule is a "presumption that in making a business decision the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company." Aronson v. Lewis, 473 A.2d 805, 812 (Del. 1984).

with respect to such decision.[2] The potential effect of the Proposed Bylaw is to manufacture a situation in which the non-employee directors, who would ordinarily be viewed as being most capable of making a decision that is not tinged with a disabling interest, could be viewed as personally conflicted in any decision relating to stockholder rights plans. As a result, the Proposed Bylaw is inconsistent with the public policy articulated by the Delaware courts, which have made clear that board decisions are generally enhanced by the involvement of outside directors. See Unitrin, Inc. v. American General Corp., 651 A.2d 1361 (Del. 1995) (noting that, where a board is seeking to evidence that it satisfied the test under Unocal to determine whether a defensive response to a threat is reasonable, "the presence of a majority of outside independent directors will materially enhance such evidence" and stating that "[a]n 'outside' director has been defined as a non-employee and non-management director.").

Moreover, the Proposed Bylaw, if adopted, would be inequitable in that it would condition non-employee director compensation on the directors' decisions with regard to substantive matters of corporate policy -- which they are required to make in accordance with their fiduciary duties -- rather than their efforts on behalf of the Company.[3] We believe a court would not find the Proposed Bylaw to be valid because such a finding would have significant

[2] Although the Delaware courts have held that receipt of customary director fees, standing alone, generally does not result in a director having a disabling interest, see In re Nat'l Auto Credit, Inc., S'holders Litig., C.A. No. 19028-NC (Del. Ch. Jan. 10, 2003), at least one Delaware court has suggested that the receipt by directors of a contractual benefit in connection with a transaction could call into question the proper exercise of the directors' fiduciary duties in connection with such transaction. See Lousiana Municipal Police Employees Retirement Sys. v. Crawford, 918 A.2d 1172 (Del. Ch. 2007). In Crawford, the plaintiffs' alleged that the directors of Caremark RX, Inc., in approving a merger, had breached their fiduciary duties in part due to their personal interests in consummating a proposed merger with CVS Corporation. Stating that Caremark's directors stood "to benefit handsomely" from the merger agreement, the Court pointed to the provision of the agreement pursuant to which the combined entity would indemnify past and present directors of Caremark not just to the extent provided under Caremark's organizational documents in effect on the date of the merger agreement, but "to the fullest extent permitted by law." Id. at 1179. The Court noted: "That the indemnification is not merely coterminous with Caremark's former indemnification, but spans 'the fullest extent permitted by law,' may be quietly critical." Id at 1180, fn 8. The Court noted that the directors receiving such expanded right to indemnification would "almost certainly argue" that such right is not subject to the limitations imposed by the General Corporation Law—specifically, the limitation on indemnification of a director who acts in violation of the duty of loyalty. Id.

[3] The Delaware Court of Chancery has indicated that there is a legitimate link between the efforts of directors and their level of compensation. In Steiner v. Myerson, C.A. No. 13139, 1995 Del. Ch. LEXIS 95 (Del. Ch. 1995), the Court, addressing plaintiffs' claim that the compensation paid to outside directors of the corporation was a waste of corporate assets, stated that even if the plaintiffs' allegations were true, the compensation provided to the directors did not constitute waste. Id. at *19. The Court noted that relevant factors in determining appropriate director compensation included the demands of service imposed upon directors. Id.

adverse implications with regard to the management of corporations -- namely, that any power granted to a board of directors could be undermined by similar stockholder action. Thus, stockholders could, through the bylaws, condition any or all director compensation on the board's decision to make a strategic investment, to pay a regular or special dividend, to effect a share repurchase, to approve certain business combinations, or to take any number of other actions. Restrictions on compensation would become a backdoor through which stockholders -- including those whose holdings are hedged with short positions in the stock that become valuable only upon a significant decrease in the price of the stock and whose motives may not be entirely beneficent -- could seek to intimidate the board into taking actions that are not necessarily in the best interests of the corporation and all of its stockholders. While the directors would remain subject to the fiduciary duty of loyalty and thus would not be entitled to place their own pecuniary interests over the interests of the stockholders generally, the existence of such stockholder-proposed bylaw restrictions on compensation would cast doubt upon each decision the directors make (specifically with regard to their lack of a personal interest in the decision making process), including the possibility that a court would conclude that a majority of the Board had a disabling interest with respect to the decision and, accordingly, that the presumption of the business judgment rule would not apply. Such restrictions would also force the Board to consider factors unrelated to the ultimate question of whether the decision is in the best interests of the Company and all of the stockholders.

The Proposed Bylaw has little to do with the current compensation of the Board or any objections thereto. If this were the case, a proposal could have been directed solely with respect to compensation matters. Instead, the linkage by the Proposed Bylaw of two otherwise unrelated corporate matters (director compensation and stockholder rights plans) evidences the true purpose of the Proposed Bylaw: to interfere inequitably with corporate decision making by the Board. Rather than attempt to influence the policy of the Board through the corporate election process, the Proposed Bylaw interjects into the decision making process of the Board factors which are both completely unrelated to the merits of the adoption or maintenance of a stockholder rights plan in a given set of circumstances and inappropriate to consider in such circumstances. The Proposed Bylaw manufactures a conflict of interest for the Board when considering utilization of a stockholder rights plan by putting the Board's compensation at risk if it does not decide the issue consistent with the Proponent's views, and such conflict could result in the loss of the presumption of the business judgment rule. Such purpose is inequitable and, as discussed below, inconsistent with Delaware law and the Certificate of Incorporation.

B. The Proposed Bylaw Violates Section 141(a) of the General Corporation Law.

The Proposed Bylaw, if adopted, would cause the Company to violate Section 141(a) of the General Corporation Law (sometimes referred to hereinafter as "Section 141(a)"). Section 141(a) provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of Section 141(a), it can only be as provided in the General Corporation Law or a corporation's certificate of incorporation. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for management of the Company by persons other than directors, and the phrase "except as otherwise provided in this chapter" does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law.[4] Thus, the Board possesses the full power and authority to manage the business and affairs of the Company. To the extent the Proposed Bylaw purports to deprive the Board of its full and unfettered authority to adopt or maintain a Proponent Restricted Rights Plan by conditioning the compensation of non-employee directors on the Board's decision with respect to any such plan, the Proposed Bylaw is inconsistent with Section 141(a).

The distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "a cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are

[4] While we are aware of no case directly on point, we believe that the "except as may be otherwise provided in this chapter" language of Section 141(a) refers only to specific provisions of the General Corporation Law which expressly authorize a departure from the general rule of management by directors, and not to open-ended provisions such as Section 109(b). Moreover, we believe that Section 109's purportedly broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors relates to bylaws that govern procedural or organizational matters, and not substantive decisions governing the corporation's business and affairs. See Charles F. Richards, Jr. & Robert J. Stearn, Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607, 621 (Feb. 1999) (Messrs. Richards and Stearn are members of this firm); Lawrence A. Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, 5 Corporate Governance Advisor 9, 14 n. 20 (1997) ("A by-law removing an entire category of business decisions from board authority ... is quite distinct from a by-law that merely governs how board decisions are to be made, and poses a distinct challenge to the allocation of management authority specified by Section 141(a)."). See also id. at 10 ("by-laws of Delaware corporations do not customarily prescribe or limit the substantive content of business decisions"). Such an interpretation of Section 109(b) would harmonize Sections 109(b) and 141(a) without running afoul of Section 141(a)'s mandate that the corporation's business and affairs be managed by or under the direction of the board of directors. But see Hamermesh, Corporate Democracy and Stockholder -- Adopted By-Laws: Taking Back The Street?, 73 Tul. L. Rev., at 444 (suggesting that procedural/substantive distinction does not necessarily "provide a coherent analytical structure" and that "it is preferable to read section 141(a) as an absolute preclusion against by-law limits on director management authority, in the absence of explicit statutory authority for such limits outside of section 109(b)") (footnote omitted).

managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom., Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

See also 8 Del. C. § 141(a); Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."). The restrictions contemplated by the Proposed Bylaw may be distinguished from other arrangements pursuant to which a board of directors contractually limits its discretion (e.g., a loan agreement limiting the ability of the board to take certain actions without lender approval). See, e.g., John C. Coates & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law 1323, 1331 (Aug. 2001) (noting that the Delaware Supreme Court's decision in Quickturn should not be construed as prohibiting such arrangements because to read the case otherwise "would be absurd, as it would render unenforceable normal loan agreements (which frequently limit a board's authority to authorize certain corporate actions, such as dividends), and golden parachutes (which limit a board's ability to terminate an executive's employment with severance compensation) . . . ."). A board of directors, exercising its own business judgment, may restrict by contract its discretion as to limited matters falling within the scope of its authority.[5] Far from imposing a limited contractual restriction on the power of the Board or any future Board, the restrictions contemplated by the Proposed Bylaw, if implemented, would deprive the Board of its power under the General Corporation Law to consider freely whether to adopt or maintain certain stockholder rights plans, and it would impede the Board's exercise of its fiduciary duties to manage the business and affairs of the Company.

Because the Proposed Bylaw, if adopted, may operate to create a conflict of interest for a majority of the Board with respect to stockholder rights plans and have the practical effect of requiring the Board to submit any Proponent Restricted Rights Plan to a vote of the stockholders, it operates as an impermissible restriction on the Board's ability to consider whether to adopt or maintain stockholder rights plans. The decision to adopt or maintain a rights plan is directly within the authority of the board of directors to manage the corporation. See generally Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998). Accordingly, the board's authority with respect thereto may not be limited except as otherwise provided in the certificate of incorporation or the General Corporation Law. To the extent that the Proposed Bylaw attempts to create a conflict of interest for the Board and otherwise infringes upon the Board's power to create and issue rights to acquire capital stock of the Company, it violates Section 141(a) of the General Corporation Law.[6]

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[5] In Unisuper Ltd. v. News Corp., C.A. No. 1699 (Del. Ch. Dec. 20, 2005), the Court of Chancery held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. The case of a board agreeing with stockholders what is advisable and in the best interests of the corporation and its stockholders is different from the case of stockholders unilaterally imposing restrictions on the Board's discretion. A limited contractual restriction on the Board's authority would not unduly interfere with or otherwise deprive the Board or any future Board of the fundamental powers granted to it under the General Corporation Law, since the Board (or future Board) could renegotiate the terms of the contract, take action to satisfy the contractual obligations or exercise its right to terminate the contract.

[6] We note that Section 157 of the General Corporation Law permits only the board of directors, not the stockholders, to approve the instruments evidencing rights and options. The various subsections of Section 157 confirm this result. Subsection (a) of Section 157 provides that the "rights or options to be evidenced by or in such instrument or instruments shall be approved by the board of directors." 8 Del. C. § 157(a). In addition, subsection (b) of Section 157 provides that the terms of the stock options shall either be as stated in the certificate of incorporation or in a resolution of the board of directors, not the stockholders. See 8 Del. C. § 157(b). Subsection (b) further provides that "[i]n the absence of actual fraud in the transaction, the director's judgment as to the consideration for the issuance of such rights or options shall be conclusive." 8 Del. C. § 157(b). Moreover, subsection (c) of Section 157 expressly provides that the board of directors can delegate certain functions to the corporation's officers in connection with the creation and issuance of rights. See 8 Del. C. § 157(c). Such subsection does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. See id. Indeed, the term "stockholders" is nowhere mentioned in Section

Additionally, the Proposed Bylaw, if adopted, would contravene Section 141(a) in that it would undermine the fundamental principle upon which the organization of a board-managed corporation is based: the stockholders elect the directors, who are charged with a fiduciary duty to manage the business and affairs of the corporation for the benefit of the stockholders. Stockholders are able to influence corporate policy and impact board decisions by proposing nominees for election to the board and voting their shares in favor of specific nominees. If stockholders do not approve of the corporate management by a corporation's board of directors, they are free to nominate directors with different views with respect to fundamental corporate issues. Indeed, the Company does not have a classified board of directors and all directors stand for election on an annual basis. Once properly elected to office, however, the directors are charged with managing the corporation and making decisions that are in the best interest of the corporation and all of its stockholders. The Proposed Bylaw, however, attempts to alter impermissibly this structure by linking director compensation to the outcome of a vote by the Board on a fundamental matter of corporate policy -- the decision whether to adopt or maintain a stockholder rights plan. If the Proposed Bylaw were permissible under Delaware law, then director compensation could be made contingent upon the outcome of a board's vote on a wide range of corporate matters ranging from the most significant (decisions involving a sale of the corporation) to the most routine (decisions relating to day to day operations of the business). Such an outcome would restrict the Board's ability to manage the Company, and it would operate to confer authority upon the stockholders through the bylaws in violation of Section 141(a) of the General Corporation Law.

C. The Proposed Bylaw Violates the Certificate of Incorporation.

In addition to contravening Section 141(a) of the General Corporation Law, the Proposed Bylaw violates the Certificate of Incorporation. Article VI, Section (2) of the Certificate of Incorporation provides that "[t]he business of this Corporation shall be managed by its Board of Directors." This provision is consistent with the language of Section 141(a) of the General Corporation Law. Together with Section 141(a) of the General Corporation Law, Article VI, Section (2) of the Certificate of Incorporation evidences the apparent intent of the drafters thereof to require restrictions on the Board's substantive power to manage the Company to be set forth in an amendment to the Certificate of Incorporation, which requires the prior approval of the Board and the stockholders. Put differently, the apparent intent of the Certificate

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157. It is well settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. <u>In re Adoption of Swanson</u>, 623 A.2d 1095, 1097 (Del. 1993) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." <u>Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv.</u>, 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the Delaware legislature did not provide for any means by which a corporation may determine the terms of rights other than by board action, absent a contrary certificate of incorporation provision, it must be presumed that only directors may determine such terms.

of Incorporation was to require the Board to consent to any relinquishment of its statutorily granted power to manage the Company.

Section 109(b) of the General Corporation Law provides that "the bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation." 8 Del. C. § 109. Although the Proposed Bylaw is styled as a restriction on director compensation, this is not its purpose or effect. Rather, the Proposed Bylaw functionally operates to prevent the Board from freely exercising its duty to determine whether to adopt or maintain a Proponent Restricted Rights Plan. The Proposed Bylaw signals to directors that if they adopt or maintain a stockholder rights plan that the Proponent believes to be undesirable in all cases (regardless of the unique factors that may arise in any given situation and that the Board would otherwise be entitled to freely consider), their compensation may be limited. The Proposed Bylaw thus injects into the consideration of any rights plan factors unrelated to the merits of the decision, including whether the Board believes it is fair to limit the directors' compensation given their time and efforts and whether the Board believes it will be able to attract and retain future directors given the limitations on compensation imposed by the Proposed Bylaw. The Proposed Bylaw constitutes a stockholder's unilateral imposition of restrictions on the Board's substantive power. As such, it violates Article VI, Section (2) of the Certificate of Incorporation, which disallows such unilaterally imposed restrictions. For that reason, the Proposed Bylaw, if adopted, would be invalid under Section 109(b) of the General Corporation Law.

Although the Delaware courts generally attempt to interpret bylaws in harmony with the certificate of incorporation and Delaware law so as to avoid any conflict, if a conflict is unavoidable the bylaw must yield and is said to be a "nullity." Burr v. Burr Corp., 291 A.2d 409 (Del. Ch. 1972). "[A] corporation's by-laws may never contradict its certificate of incorporation." Oberly v. Kirby, 592 A.2d 445, 458 n.6 (Del. 1991). In Oberly, the Court held that, although "cast in neutral-sounding language," a proposed bylaw requiring that only directors could qualify to serve as members of the corporation was invalid on the grounds that "it was clearly designed to remove certain [non-director] individuals from membership" and thus conflicted with the election mechanism set forth in the certificate of incorporation. Id. at 459. The Court noted that although the membership qualifications set forth in the bylaws were not prohibited by the certificate of incorporation, they were "inconsistent with the overall structure" of the corporation. Id. at 458. The Proposed Bylaw would similarly frustrate the "overall structure" of the Company as currently set forth in Article VI, Section (2). By using the threat of withheld compensation to restrict the Board's ability to consider freely whether to adopt or maintain a Proponent Restricted Rights Plan, the Proposed Bylaw would conflict with the Board's power to manage the Company under Article VI, Section (2) of the Certificate of Incorporation. This would conflict with the allocation of power set forth in the Certificate of Incorporation; it would potentially result in every matter to be considered by the Board being made subject to a bylaw that imperils their compensation depending upon their decision with respect thereto, regardless of whether it is made in good faith and in the best interests of the Company and its stockholders. The allocation of power set forth in the Certificate of Incorporation recognizes that fundamental decisions of the Board must be made on a case-by-case basis and that the Board, being most familiar with the business and affairs of the Company and most keenly attuned to which actions would serve the best interests of the Company and its stockholders, is in the best position to address the myriad subtleties and nuances that any particular matter of fundamental corporate policy presents. The Proposed Bylaw, by contrast, operates to impose a one-size-fits-all restriction on the Board's ability to consider certain stockholder rights plans. That policy conflicts with the power granted to the Board under Article VI, Section (2). Accordingly, the Proposed Bylaw, if adopted, would be a "nullity" and would be declared void by a Delaware court.

D. The Proposed Bylaw Substantially Limits the Board's Discretion to Make Business Judgments as to Matters of Management Policy.

The Proposed Bylaw, if adopted, would restrict the Board's discretion to exercise, freely and without regard to a potential conflict of interest manufactured through a stockholder-imposed bylaw, its business judgment as to a fundamental matter of management policy -- namely, the implementation or maintenance of an appropriate defensive mechanism -- and would therefore be invalid. The Board's good faith determination with respect to the matters at issue in the Proposed Bylaw (i.e., whether to adopt or maintain a rights plan that adequately meets the demands of a particular situation and that is intended to serve the best interests of the Company and all of its stockholders) is of particular significance to the directors, given that the directors are in the best position to assess the value of the Company and may determine that a stockholder rights plan that affords the Company additional time to craft and execute an appropriate business strategy that would ultimately demonstrate that the abusive takeover proposal to which such rights plan responds is deficient or inadequate. As a general matter, stockholders may not substantially limit the board's ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found, Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd sub nom., Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2006-2 Supp.) (hereinafter "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals); Fletcher, § 495 p. 529 ("The directors of the corporation do not have the power to delegate to others those duties which are at the focal point of the management of the corporation.").

The Proposed Bylaw would substantially and unreasonably interfere with the Board's judgment as to the need to adopt or maintain a stockholder rights plan -- a fundamental matter of corporate policy -- by forcing the Board to consider concurrently therewith compensation issues that are wholly unrelated to the takeover threat that any such rights plan would address. The Proposed Bylaw would force the Board to consider, in addition to the threat to the Company, the potentially adverse ramifications that would stem from the operation of the limitations on compensation set forth in the Proposed Bylaw. As a result, even in the situation where the Board, in its good faith judgment, determines that adopting a Proponent Restricted Rights Plan would be in the best interests of the Company and its stockholders, the Board may be influenced not to do so because it would have to assess whether the triggering of the restrictions on non-employee director compensation would outweigh the benefits of any such plan to the Company. For example, the Board would be required to consider, among other things, whether the adoption or maintenance of a Proponent Restricted Rights Plan, which triggers the restrictions on compensation, would unreasonably prevent the Company from attracting and retaining directors, which consideration could, in the Board's judgment, outweigh the benefits of such plan. A board's ability to exercise its business discretion on whether to adopt or maintain a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter [ ] of management policy" -- the "sale of [a] corporation" -- and therefore could not be substantially restricted under Delaware law by contract. Id. at 1292. Specifically, the Delaware Supreme Court held:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). By subjecting non-employee director compensation to a stockholder vote based solely upon the Board's good faith determination regarding the Company's need to adopt or maintain a Proponent Restricted Rights Plan, the Proposed Bylaw indisputably would limit the Board's authority with respect to "an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation." Quickturn, 721 A.2d at 1291-92. While the Proposed Bylaw, if adopted, would not impose an outright prohibition on the Board's ability to adopt or maintain a Proponent Restricted Rights Plan in the context of a potential sale of the Company, it would inject into any decision made by the Board in that context a potential conflict of interest that would disrupt the Board's ability to consider only the merits of the Proponent Restricted Rights Plan. In this regard, the Proposed Bylaw, if adopted, would be so intrusive upon the Board's deliberative process as to amount to an impermissible limitation on the Board's discretion to make an informed business judgment as to a fundamental matter of corporate policy. Moreover, the Proposed Bylaw, by interfering with the Board's good faith determination as to a fundamental matter of corporate policy, would injure the rights of the stockholders, who are entitled to be represented by directors who are in a position to exercise their best judgment on all matters within their authority, including the need to adopt or maintain an appropriate stockholder rights plan in response to an abusive takeover threat. As a result, the Proposed Bylaw would be declared invalid. See, e.g., Datapoint Corp. v. Plaza Securities Co., 496 A.2d 1031, 1036 (Del. 1985) (invalidating a bylaw that was "so pervasive as to intrude upon fundamental stockholders rights guaranteed by statute").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. Ch. 1985), aff'd, 506 A.2d 173 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty, to adopt defensive measures to defeat a takeover attempt which is perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [protecting] shareholders, from [ ] harm"); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); see, e.g., 1 R. Franklin Balotti & Jesse A. Finkelstein, Delaware Law of Corporations and Business Organizations, at 4-35 (3d ed. 2006) ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation.") (Messrs. Balotti and Finkelstein are members of this firm); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal, 493 A.2d at 955 ("As we have noted, [the directors'] duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or other shareholders."); Gilbert v. El Paso Co., 575 A.2d 1131, 1146 (Del. 1990) (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, subverting the Board's discretion to adopt a Proponent Restricted Rights Plan in the face of an unfair takeover proposal by tying such a decision to director compensation would substantially impair the Board's exercise of its fiduciary duty of care.[7]

The Proposed Bylaw, if adopted, would limit the Board's ability to utilize freely a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources Inc., S'holders Litig., 808 A.2d 421, 431 (Del. Ch. 2002), aff'd, 812 A.2d 224 (Del.) (TABLE) (noting that the adoption of a rights plan is the "de rigueur tool of a board responding to a third-party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Providing stockholders, through the lever of director compensation, with the ability to effectively direct the Company's defensive strategy would diminish the ability of the Board to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat, such as inequitable takeover tactics, the directors' ability to negotiate effectively, to react expeditiously and to maintain its defensive devices -- and to take all such actions and reach all such decisions solely based on the merits of the issues at hand and without the fear that their actions or decisions will be challenged as being motivated by a personal interest -- could be critical to discharging their fiduciary duties. In this context, directors must be free to determine whether to adopt or maintain appropriate defensive strategies, based solely upon the merits of the decision and not by extraneous considerations (such as whether they were acting to preserve their compensation or anticipated compensation) that could call into question the directors' loyalty.

For this reason, the Delaware courts have zealously guarded the board's prerogatives in this area versus the wishes of the stockholders and others. See, e.g., Quickturn, 721 A.2d at 1291 ("this Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors") (emphasis added; footnote omitted); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1186 (Del. Ch. 1998) ("It [is] settled that a corporate board [may] permissibly adopt a poison pill...."); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take") (emphasis added); see also Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev., 1037, 1061 (Summer 2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place."); 2 David A. Drexler et al., Delaware Corporation Law and Practice § 17.06, at 17-30 (2005) (hereinafter "Drexler") ("Section 157 imposes upon the directors the duty to exercise final authority with respect to

[7] See News Corp., supra note 5.

options and rights.") (emphasis added). The Delaware Supreme Court has addressed this issue explicitly:

> Moran addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in Moran would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize Moran's basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001). The fact that individual stockholders or even a majority of stockholders oppose the board's decision does not affect the board's authority. As the Court of Chancery has explained:

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Paramount Communications Inc., slip op. at 77-78.

Because it attempts to use director compensation as a means of restricting the Board's ability to adopt a Proponent Restricted Rights Plan regardless of the circumstances, the Proposed Bylaw goes far beyond the limits of a potentially valid stockholder-proposed bylaw that could affect the Board's ability to manage the Company. The Proposed Bylaw may be contrasted with a bylaw that the Proponent recently submitted to the stockholders of CA, Inc. (the "CA Bylaw"). The CA Bylaw would have provided that, unless ratified by the stockholders, the adoption of any rights plan (or any amendment thereto having the effect of extending its term) shall require the unanimous approval of the board, and that any such plan so adopted or amended (and any rights thereunder) shall expire one year following the later of the date of its adoption or amendment. The Proponent sought a declaratory judgment from the Delaware Court of Chancery that the bylaw was valid under Delaware law. See Bebchuk v. CA, Inc., 902 A.2d 737 (Del. Ch. 2006). Because the CA Bylaw had not yet been adopted by the stockholders and no other compelling justification existed to trigger its jurisdiction, the Court concluded that the issue was not ripe for consideration and thus denied the request for declaratory relief. In reaching this decision, however, the Court noted: "it is not necessarily clear that a bylaw limiting the duration of a board-authorized rights plan is either facially illegal as an unauthorized impingement upon the board's powers under the DGCL or an unreasonable intrusion into the board's exercise of its fiduciary duties." Id. at 742-43. Unlike the CA Bylaw, the Proposed Bylaw operates to inject an impermissible conflict of interest with respect to any decision made by the non-employee directors with respect to the adoption or maintenance of a rights plan and thereby risks the loss of the presumption of the business judgment rule with respect to such decision. Moreover, by contrast to the CA Bylaw -- which would have enabled one or more directors to decide to adopt a rights plan with a term of more than one year and, subsequently, to persuade the stockholders to ratify such plan -- the Proposed Bylaw would leave open the question of whether the decision was in the best interest of the Company or motivated by personal interest and would thereby potentially subject the non-employee directors to enhanced liability.

E. The Proposed Bylaw Would Interfere with the Board's Ability to Attract and Retain Directors.

Because the Proposed Bylaw, if adopted, would impose an unreasonable limitation upon the compensation non-employee directors are entitled to receive, would in certain cases require non-employee directors to disgorge compensation that they have received for services performed and would potentially create a personal interest that would subject the non-employee directors to enhanced liability as a result of their decisions with respect to actions they may be required to take as part of their service as directors, it would substantially interfere with the Board's ability to manage the Company because it would detract from the Board's efforts to attract and retain highly qualified and competent individuals to serve on the Board. As indicated above, a Delaware court, when evaluating the validity of a proposed bylaw, will assess whether such bylaw is "reasonable." See Frantz, 501 A.2d 401 (Del. 1985). Thus, a Delaware court would be required to consider whether the bylaw unreasonably interferes with the Board's ability to exercise its duties. One of the most significant duties of the Board is to identify individuals to serve as directors and to nominate them for election. This function is integral to the proper functioning of the Company because it promotes the orderly transition of power from incumbent directors to new directors and ensures that all nominees proposed by the Board for election will meet various qualifications and standards.

In recent years, the demands placed upon directors have significantly increased, while the potential liabilities they face have not diminished. The ability of the Board to identify and attract the type of highly skilled and experienced individuals that the Company requires would be adversely affected if the Proposed Bylaw were adopted. Under the Proposed Bylaw, the limitations on non-employee director compensation are only triggered where the Company has adopted (or maintains) a Proponent Restricted Rights Plan. Interestingly, the decision to adopt any such plan would most likely arise in the context of an abusive takeover threat. It is in this situation that the strains on the Board -- in terms of the number and length of meetings, the volume of documents to review and the potential for liability -- become most burdensome, and it is in this situation that directors would reasonably be expected to receive compensation for their efforts, including, if the circumstances so required, compensation at levels above those set forth in the Proposed Bylaw. The Proposed Bylaw, however, will hinder the Board's ability to convince the most qualified and experienced individuals to serve on the Board if such individuals are aware at the outset that there is a significant likelihood that they will be required to expend substantial time and effort as directors, but should not expected to be fairly compensated for their time and effort, or if such individuals are aware that, as a result of the personal interest that the Proposed Bylaw manufactures with respect to non-employee directors, they may be subject to enhanced liability for certain decisions they may be required to make with respect to a stockholder rights plan. When considering whether to adopt or maintain a Proponent Restricted Rights Plan, the current directors will be forced to consider these adverse consequences and, as a result, their decision as to the adoption or maintenance of the plan itself will be clouded by factors wholly unrelated to the merits of the plan. The Proposed Bylaw would thus substantially and unreasonably interfere with the Board's duty to identify and nominate the most qualified individuals to serve on the Board.

II. THE PROPOSAL IS NOT A PROPER SUBJECT FOR STOCKHOLDER ACTION UNDER DELAWARE LAW.

Because the Proposed Bylaw, if adopted, would cause the Company to violate Delaware law for the reasons set forth above, it is not a proper matter for stockholder action.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposed Bylaw, if adopted, would violate Delaware law and is therefore not a proper subject for action by the Company's stockholders.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

Exhibit C

RESTATED

CERTIFICATE OF INCORPORATION

of

GENERAL MILLS, INC., AS AMENDED

ARTICLE I

The name of this Corporation is General Mills, Inc.

ARTICLE II

The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The total number of shares of capital stock which may be issued by the Corporation is one billion five million (1,005,000,000), of which one billion (1,000,000,000) shares ($.10 par value) shall be Common Stock and five million (5,000,000) shares, without par value, shall be Cumulative Preference Stock.

(1) PROVISIONS RELATING TO COMMON STOCK

(a) Each share of Common Stock shall, subject to paragraph (f) of Section (2), have one vote and, except as provided by resolution or resolutions adopted by the Board of Directors providing for the issue of any series of Cumulative Preference Stock, the exclusive voting power for all purposes shall be vested in the holders of the Common Stock.

(b) No holder of Common Stock as such shall have any preemptive right to subscribe to stock, obligations, warrants, rights to subscribe to stock or other securities of the Corporation of any class, whether now or hereafter authorized.

(c) Subject to the provisions of law and preference of the Cumulative Preference Stock, dividends may be paid on the Common Stock of the Corporation at such time and in such amounts as the Board of Directors may deem advisable.

(d) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Common Stock shall be entitled, after payment or provision for payment of the debts and other liabilities of the Corporation and the amounts to which holders of Cumulative Preference Stock shall be entitled, to the remaining net assets of the Corporation.

(2) PROVISIONS RELATING TO CUMULATIVE PREFERENCE STOCK

(a) The Cumulative Preference Stock may be issued from time to time in one or more series, each of such series to have such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are stated and expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereinafter provided.

(b) Authority is hereby expressly granted to the Board of Directors, subject to the provisions of this Article IV, to authorize the issue of one or more series of Cumulative Preference Stock and with respect to each series to fix by resolution or resolutions providing for the issue of such series:

(i) The number of shares to constitute such series and the distinctive designation thereof;

(ii) The dividend rate or rates to which such shares shall be entitled and the restrictions, limitations and conditions upon the payment of such dividends, the date or dates from which dividends shall accumulate and the quarterly dates on which dividends, if declared, shall be payable;

(iii) Whether or not the shares of such series shall be redeemable, the limitations and restrictions with respect to such redemptions, the manner of selecting shares of such series for redemption if less than all shares are to be redeemed, and the amount, if any, in addition to any accrued dividends thereon which the holder of shares of such series shall be entitled to receive upon the redemption thereof, which amount may vary at different redemption dates and may be different with respect to shares redeemed through the operation of any retirement or sinking fund and with respect to shares otherwise redeemed;

(iv) The amount in addition to any accrued dividends thereon which the holders of shares of such series shall be entitled to receive upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, which amount may vary depending on whether such liquidation, dissolution or winding up is voluntary or involuntary and, if voluntary, may vary at different dates (the amount so payable upon such involuntary liquidation, dissolution or winding up, exclusive of accrued dividends, being hereinafter sometimes called the "involuntary liquidation value");

(v) Whether or not the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, whether such retirement or sinking fund shall be cumulative or non-cumulative, the extent to and the manner in which such fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

(vi) Whether or not the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes, or of any other series of the same class, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

(vii) The voting powers, if any, of such series in addition to the voting powers provided in paragraph (f) of this Section (2); and

(viii) Any other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as shall not be inconsistent with this Section (2).

(c) All shares of any one series of Cumulative Preference Stock shall be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative; and all series shall rank equally and be identical in all respects, except as permitted by the foregoing provisions of paragraph (b) of this Section (2).

(d) Before any dividends on any class or classes of stock of the Corporation ranking junior to the Cumulative Preference Stock (other than dividends payable in shares of any class or classes of stock of the Corporation ranking junior to the Cumulative Preference Stock) shall be declared or paid or set apart for payment, the holders of shares of Cumulative Preference Stock of each series shall be entitled to such cash dividends, but only when and as declared by the Board of Directors out of funds legally available therefor, as they may be entitled to in accordance with the resolution or resolutions adopted by the Board of Directors providing for the issue of such series, payable quarterly on such dates as may be fixed in such resolution or resolutions in each year. Such dividends shall be cumulative from the date or dates fixed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series. Dividends in full shall not be declared or paid or set apart for payment on the Cumulative Preference Stock of any one series for any dividend period unless dividends in full have been declared or paid or set apart for payment on the Cumulative Preference Stock of all series for all dividend periods terminating on the same or any earlier date. When the dividends are not paid in full on all series of the Cumulative Preference Stock, the shares of all series shall share ratably in the payment of dividends, including accumulations, if any, in accordance with the sums which would be payable on said shares if all dividends were declared and paid in full. A "dividend period" is the period between any two consecutive dividend payment dates (or, when shares are originally issued, the period from the date from which dividends are cumulative to the first dividend payment date) as fixed for a particular series. Accruals of dividends shall not bear interest.

(e) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation shall be made to or set apart for the holders of shares of any class or classes of stock of the Corporation ranking junior to the Cumulative Preference Stock, the holders of the shares of each series of the Cumulative Preference Stock shall be entitled to receive payment of the amount per share fixed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of the shares of such series, plus an amount equal to all dividends accrued thereon to the date of final distribution to such holders; but they shall be entitled to no further payment. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the shares of the Cumulative Preference Stock shall be insufficient to pay in full the preferential amount aforesaid, then such assets, or the proceeds thereof, shall be distributed among such holders ratably in accordance with the respective amounts which would be payable on such shares if all amounts payable thereon were paid in full. For the purposes of this paragraph (e), the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation or a consolidation or merger of the Corporation with one or more corporations shall not be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary.

(f) So long as any of the Cumulative Preference Stock is outstanding the Corporation

(i) will not declare or pay, or set apart for payment, any dividends (other than dividends payable in shares of any class or classes of stock of the Corporation ranking junior to the Cumulative Preference Stock), or make any distribution, on any class or classes of stock of the Corporation ranking junior to the Cumulative Preference Stock, and will not redeem, purchase or otherwise acquire, directly or indirectly, whether voluntarily, for a sinking fund, or otherwise, any shares of any class or classes of stock of the Corporation ranking junior to the Cumulative Preference Stock, if at the time of making such declaration, payment, setting apart, distribution, redemption, purchase or acquisition the Corporation shall be in default with respect to any dividend payable on or any obligation to retire shares of Cumulative Preference Stock, provided that notwithstanding the foregoing the Corporation may at any time redeem, purchase or otherwise acquire shares of stock of any such junior class in exchange for, or out of the net cash proceeds from the concurrent sale of, other shares of stock of any such junior class;

(ii) will not, without the affirmative vote or consent of the holders of at least 66-2/3% of all the Cumulative Preference Stock at the time outstanding, given in person or by proxy, either in writing or by resolution adopted at a meeting (which may be an annual meeting) called for the purpose, at which the holders of the Cumulative Preference Stock, regardless of series, shall vote separately as a class, amend, alter or repeal (by any means, including, without limitation, merger or consolidation) any of the provisions of this Section (2) so as adversely to affect the preferences, rights or powers of the Cumulative Preference Stock; and

(iii) will not, without the affirmative vote or consent of the holders of at least 66-2/3% of any adversely affected series of the Cumulative Preference Stock at the time outstanding, given in person or by proxy, either in writing or by resolution adopted at a meeting (which may be an annual meeting) called for the purpose (the holders of such series of the Cumulative Preference Stock consenting or voting, as the case may be, separately as a class), amend, alter or repeal (by any means, including, without limitation, merger or consolidation) any of the provisions herein or in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series so as adversely to affect the preferences, rights or powers of the Cumulative Preference Stock of such series; provided, however, that any vote or consent required by subparagraph (ii) above may be given or made effective by the filing of an appropriate amendment of the Corporation's Restated Certificate of Incorporation without obtaining the vote or consent of the holders of the Common Stock of the Corporation, the right to give such vote or consent being expressly waived by all holders of such Common Stock unless the action to be taken would adversely affect the preferences, rights or powers of the Common Stock; and provided further that any vote or consent required by subparagraph (iii) above may be given and made effective by the filing of an appropriate amendment of the Corporation's Restated Certificate of Incorporation without obtaining the vote or consent of the holders of any other series of the Cumulative Preference Stock or of the holders of the Common Stock of the Corporation, the right to give such vote or consent being expressly waived by all holders of such other series of Cumulative Preference Stock and Common Stock unless the action to be taken would adversely affect the preferences, rights or powers of such other series of Cumulative Preference Stock or Common Stock, as the case may be.

(g) If in any case the amounts payable with respect to any obligations to retire shares of the Cumulative Preference Stock are not paid in full in the case of all series with respect to which such obligations exist, the number of shares of each of such series to be retired pursuant to any such obligations shall be in proportion to the respective amounts which would be payable on account of such obligations if all amounts payable in respect of all such obligations if all amounts payable in respect of all such series were discharged in full.

(h) The term "class or classes of stock of the Corporation ranking junior to the Cumulative Preference Stock" shall mean the Common Stock referred to in Section (1) of this Article IV and any other class or classes of stock of the Corporation hereinafter authorized which shall rank junior to the Cumulative Preference Stock as to dividends or upon liquidation.

(i) Aggregate involuntary liquidation value of all shares of Cumulative Preference Stock outstanding at any time shall never exceed $300,000,000.

(j) No holder of Cumulative Preference Stock as such shall have any preemptive right to subscribe to stock, obligations, warrants, rights to subscribe to stock or other securities of the Corporation of any class, whether now or hereafter authorized.

(k) For the purposes of Section (2) of this Article IV or of any resolution of the Board of Directors providing for the issue of any series of Cumulative Preference Stock or of any certificate filed with the Secretary of State of the State of Delaware pursuant to any such resolution (unless otherwise provided in any such resolution or certificate);

(i) The term "outstanding" when used in reference to shares of stock shall mean issued shares, excluding shares held by the Corporation and shares called for redemption, funds for the redemption of which shall have been set aside or deposited in trust:

(ii) The amount of dividends "accrued" on any share of Cumulative Preference Stock as at any quarterly dividend date shall be deemed to be the amount of any unpaid dividends accumulated thereon to and including such quarterly dividend date, whether or not earned or declared, and the amount of dividends "accrued" on any share of Cumulative Preference Stock as at any date other than a quarterly dividend date shall be calculated as the amount of any unpaid dividends accumulated thereon to and including the last preceding quarterly dividend date, whether or not earned or declared, plus an amount calculated on the basis of the annual dividend rate fixed for the shares of such series for the period after such last preceding quarterly dividend date to and including the date as of which the calculation is made, based on a 360 day year of twelve 30 day months.

(3) PROVISIONS RELATING TO ALL CLASSES OF STOCK

The shares of Cumulative Preference Stock and Common Stock may be issued by the Corporation from time to time for such consideration (not less than the par value thereof in the case of Common Stock) as may be fixed from time to time by the Board of Directors. Any and all shares without nominal or par value for which the consideration so fixed shall have been paid or delivered shall be deemed fully paid stock and shall not be liable for any further call or assessment thereon; and the holders of such shares shall not be liable for any further payments in respect of such shares.

ARTICLE V

[ARTICLE V is hereby reserved]

ARTICLE VI

The following provisions are inserted for the regulation and conduct of the affairs of the Corporation, but it is expressly provided that the same are intended to be and shall be construed to be in furtherance and not in limitation or exclusion of the powers conferred by law:

(1) Subject always to such by-laws as may be adopted from time to time by the stockholders, the Board of Directors is expressly authorized to adopt, alter, amend and repeal the by-laws of this Corporation, but any by-law adopted by the Board of Directors may be altered, amended or repealed by the stockholders.

(2) The business of this Corporation shall be managed by its Board of Directors. Directors need not be stockholders. The by-laws may prescribe the number of directors, not less than three; may provide for the increase or reduction thereof but not less than three; and may prescribe the number necessary to constitute a quorum, which number may be less than a majority of the whole Board of Directors, but not less than the number required by law. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by applicable law (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of these provisions shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VII

(a) Any action by stockholders of the Corporation shall be taken at a meeting of stockholders and no action may be taken by written consent of stockholders entitled to vote upon such action except as provided in Article IV, Section (2)(f)(ii) and (iii) hereof.

(b) No amendment to the Certificate of Incorporation shall amend, alter, change or repeal any of the provisions of this Article VII unless such amendment shall receive the affirmative vote of not less than 51% of the Voting Stock.

</TEXT>
</DOCUMENT>

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

June 22, 2007

VIA E-MAIL AND COURIER

Securities and Exchange Commission
Division of Corporation Finance, Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549
E-mail: cfletters@sec.gov

Re: General Mills, Inc.

Ladies and Gentlemen:

As special counsel for General Mills, Inc., we are writing to withdraw our no-action request submitted on May 22, 2007 regarding a shareholder proposal submitted by Lucian Bebchuk on April 11, 2007 for inclusion in General Mills' 2007 annual meeting proxy statement. Mr. Bebchuk has informed us, and Mr. Bebchuk's counsel has confirmed to you by letter of June 18, 2007, attached hereto as Exhibit A, that Mr. Bebchuk has voluntarily withdrawn his proposal. Accordingly, the proposal will not be included in General Mills' 2007 proxy statement. If you have any questions regarding this matter or require additional information, please do not hesitate to contact me at 212-403-1221.

Very truly yours,

Steven A. Rosenblum

EXHIBIT A

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

485 Lexington Avenue
29th Floor
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

mbarry@gelaw.com
Direct Dial: (302) 622-7065

June 18, 2007

VIA E-MAIL AND TELECOPY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 3010
100 F. Street N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in General Mills, Inc.'s 2007 Proxy Statement

Ladies and Gentlemen:

This letter is submitted on behalf our client, Lucian Bebchuk in connection with the shareholder proposal (the "Proposal") which Mr. Bebchuk submitted to General Mills, Inc. ("General Mills" or the "Company") for inclusion in the Company's 2007 Proxy Statement (the "Proposal").

On June 8, 2007, Mr. Bebchuk informed counsel for the Company of his intent to voluntarily withdraw the Proposal. This letter confirms that the Proposal has been withdrawn.

Sincerely,

Michael J. Barry

END